

September 21, 2023

Eun (Angela) Nam
Chief Financial Officer and Chief Accounting Officer
FTAI Aviation Ltd.
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

> **Re: FTAI Aviation Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-37386**

Dear Eun (Angela) Nam:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Aviation Leasing Segment
Aviation Assets, page 37

1. You disclose 118 aviation assets out of a total of 330 are currently off lease because they are either undergoing repair or maintenance, being prepared to go on lease or held in storage awaiting future lease. Please tell us the number of aviation assets associated with each aforementioned off lease description. Additionally, tell us whether or not the assets undergoing repair or maintenance are associated with a lease, and if not, the prospects of going on lease or being sold. Also, tell us how long aviation assets not leased have been off lease. Consider disclosing the previous information so investors may have a better understanding of how your aviation assets are positioned and contributing to your operations. Further, tell us whether aviation assets are depreciated whether leased or not.

Notes to Consolidated Financial Statements, page 60

2.   You disclose on page 27 that because you are a holding company and have no direct operations, you will only be able to pay dividends from your available cash on hand and any funds you receive from your subsidiaries and your ability to receive distributions from your subsidiaries may be limited by the financing agreements to which they are subject. In addition, your existing indebtedness limits your ability to pay dividends. Please explain to us your consideration of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services